Exhibit 8

Beacon Law Advisors, PLLC

801 2nd Ave, Suite 614

Seattle, WA 98104

February 4, 2009

Waitlist, LLC

2311 N. 45th Street

Suite 310

Seattle, WA 98103

Attention: Mr. Jay T. Schwartz, President of Manager of Waitlist, LLC

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

As counsel for Waitlist, LLC, a Washington limited liability company (“Waitlist”), we furnish the following opinion in connection with the proposed issuance by Waitlist of 350,000 of its Class A Limited Liability Company Units (the “Class A Shares”).

We have acted as legal counsel to Waitlist in connection with its offering of the Class A Shares. As such, we have participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a Form S-1 Registration Statement dated February 3, 2009, as amended by Amendment No. 2, relating to that offering (the “Registration Statement”).

You have requested our opinion as to matters of federal tax law that are described in the Registration Statement. We have also been advised that the Company does not intend to elect to be taxed as a corporation and intends to comply with the procedures and requirements set forth in the Registration Statement under the heading “Ownership; Allocation of Tax Items; Cash Distributions; and Federal Tax Aspects.” We are assuming that the offering will be consummated and that the operations of Waitlist will be conducted in a manner consistent with that described in the Registration Statement. We have examined the Registration Statement and such other documents as we have deemed necessary to render our opinion expressed below.

Subject to the foregoing, it is our opinion that Waitlist will be treated as a partnership for federal income tax purposes. Our opinion is based on existing law as contained in the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative rulings and court decisions as of the date of this opinion, all of which are subject to change. Subsequent changes in these authorities may cause the tax treatment of Waitlist for federal income tax purposes to change.

This will also confirm to you our opinion that the statements of law, legal conclusions, and discussion regarding the material federal income tax consequences expected to arise from ownership of Waitlist’s Class A Shares, are described in the Registration Statement under the heading “Ownership; Allocation of Tax Items; Cash Distributions; and Federal Tax Aspects”. The discussion relates only to individual citizens and residents of the United States and not to corporations, trusts, estates or nonresident aliens. The opinion set forth herein is based upon known facts and existing law and regulations, all of which are subject to change prospectively and retroactively. We assume no obligation to revise or supplement such opinions as to future changes of law or fact.

An opinion of legal counsel is legal counsel's professional judgment regarding the subject matter of the opinion. It is neither a guarantee of the indicated result nor is it an undertaking to defend the indicated result should it be challenged by the Internal Revenue Service. This opinion is in no way binding on the Internal Revenue Service or on any court of law.

We consent to the disclosure of our opinion contained in the Registration Statement, the filing of this opinion as an exhibit to the Registration Statement and to the reference to our law firm in the Registration Statement.

Very truly yours,

/s/ Beacon Law Advisors, PLLC